# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOX ROYALTY CORP., CIK 0001907909
CUSIP: 92919F103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1499 West 120th Avenue, Suite 110, Westminster, Colorado (CO), 80234
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965656

## Reporting persons
- Thomas Kyle FLoyd: citizenship or place of organization: United States (X1)

## Item 1. Issuer
Name of issuer: VOX ROYALTY CORP.
Address of issuer's principal executive offices: 1499 West 120th Avenue, Suite 110, Westminster, CO 80234

## Item 2. Person Filing
Name of person filing: Kyle Thomas Floyd
Address of principal business office or, if none, residence:
c/o VOX ROYALTY CORP.
1499 West 120th Avenue, Suite 110
Westminster, CO 80234
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,448,280
Percent of class: 4.8%
Sole power to vote or to direct the vote: 2,448,280
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,448,280
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thomas Kyle FLoyd: /s/ Kyle Thomas Floyd, Individual (03/25/2026)